May 24, 2013
Via EDGAR
Lyn Shenk
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC 20549-3561

RE:	Triumph Group, Inc.
Form 10-K for the Year Ended March 31, 2012
Filed on May 29, 2012
Definitive Proxy Statement on Schedule 14A
Filed on June 19, 2012
File Number: 001-12235

Dear Mr. Shenk:
This letter contains supplemental information in response to the comments set forth in your letter dated February 14, 2013 to M. David Kornblatt, Executive Vice President and Chief Financial Officer of Triumph Group, Inc. (the “Company”), regarding the Company's reports listed above, our responses on March 8, 2013 and May 13, 2013 and our discussions with your staff members on May 8, 2013 and May 22, 2013.
The Company was asked by your staff to expand upon responses in our letter dated May 13, 2013 to provide the following:

•	clarity around the impact of the reclassifications to March 31, 2011 deferred tax account balances as disclosed in our Form 10-K for the fiscal year ended March 31, 2012;

•
the facts and circumstances about how it was concluded that the immaterial error associated with the acquisition of Vought Aircraft Industries, Inc. (Vought) was a correction of an error, as opposed to a change in contract estimate under Accounting Standards Codification 605-35, Revenue-Construction-Type and Production-Type Contracts (ASC 605-35).

•	the gross amount and tax effect of the immaterial error associated with the acquisition of Vought; and

•	a rollforward of the goodwill balance associated with the acquisition of Vought.

Please note that all dollar amounts are presented in thousands.

Mr. Lyn Shenk
May 24, 2013

Deferred Tax Reclassification
The following table is a reconciliation of the balances of March 31, 2011 deferred tax accounts inclusive of measurement period adjustments and error corrections.

	Underlying Deferred Tax Analysis	As reported	Measurement Period Adjustments	Error Corrections	Adjusted Underlying Deferred Tax Analysis	As Adjusted
Gross domestic deferred tax assets, current	$71,357		$—	$—	$71,357
Gross domestic deferred tax liabilities, current	(150,150)		—	147,329	(2,821)
Net, current deferred taxes (domestic)		$(78,793)				$68,536

Gross domestic deferred tax assets, noncurrent	$532,688		$2,961	$—	$535,649
Gross domestic deferred tax liabilities, noncurrent	(481,110)		—	(147,329)	(628,439)
Net non-current deferred taxes (domestic)		$51,578				$(92,790)

Gross foreign deferred tax assets, noncurrent	$1,581		$—	$—	$1,581
Gross foreign deferred tax liabilities, noncurrent	(1,601)		—	—	(1,601)
Net noncurrent deferred taxes (foreign)		$(20)				$(20)
Correction of Errors on Vought Business Combination
The gross (pre-tax) error of $18,502 related to the overstatement of inventory ($11,502) as of the date of the acquisition of Vought and an understatement of a pre-acquisition contract warranty obligation ($7,000). These amounts were recorded as credits to inventory and accrued expenses, respectively, in the March 31, 2012 Consolidated Balance Sheet included in our Annual Report on Form 10-K.
In the Company's recognition of acquired assets and assumed liabilities in connection with the acquisition of Vought in accordance with ASC 805, the Company recognized acquired inventories at fair value based on all information available through the end of the measurement period. In measuring the fair value of the acquired inventory, Triumph used historical data in Vought's legacy accounting system as of the acquisition date to assess usage and demand of raw materials and spare parts.
As noted in our previous correspondence, prior to our acquisition, Vought had initiated the implementation of a new ERP system (SAP 6.0). This implementation was completed during our fiscal year ended March 31, 2012. During the financial statement close process for our fiscal year ended March 31, 2012, the new ERP system highlighted to the Company that a subset of inventory (approximately $50,000) had been excluded from consideration in the reports from Vought's legacy systems which had provided analysis and were the basis for excess and obsolete inventory measurements, and therefore was not measured at fair value as of the date of acquisition.
Although this subset of inventory related to specific aircraft programs, it did not pertain to specific existing contracts accounted for in accordance with ASC 605-35. This subset of inventory principally related to stock or

Mr. Lyn Shenk
May 24, 2013

spare parts, which due to historical changes to the related aircraft program requirements should have been evaluated for any excess and obsolete exposure. As this inventory did not pertain to any specific contract, the value of this inventory was not included in the measurement of contract performance in accordance with ASC 605-35, and therefore the reduction in fair value did not result in a cumulative catch-up adjustment. The fact that this subset of inventory had not related to any specific contract is a significant factor in why it had not been incorporated in the legacy (pre-acquisition) system reports, which provided the analysis and were the basis for excess and obsolete inventory measurements.
Upon identification of this subset of inventory, a calculation was performed to measure the fair value of this inventory based in part on the demand, historical usage and age of the respective components of inventory. Any amounts considered excess or obsolete due to changes to the related aircraft program requirements subsequent to the date of acquisition were appropriately charged to expense (approximately $6,000) in our fiscal year ended March 31, 2012.
The Company concluded that the remaining unadjusted inventory, after giving effect to the adjustments noted herein, was recoverable based on recent demand, historical usage and the age of the remaining components.
Additionally, the Company recognized an error correction related to a pre-acquisition warranty obligation associated with a business jet program that was not recognized at the date of acquisition. The warranty liability related to a contractual arrangement that was executed many years prior to the acquisition of Vought and was associated with a contractual lot that had been completed several years prior to the acquisition. This error was identified when the current contractual lot that was in production at the date of the acquisition completed deliveries during the fourth quarter of the fiscal year ended March 31, 2012 and the excess costs were not recoverable. Following further evaluation by Triumph, the Company identified a pre-existing obligation whereby Vought was required to deliver two shipsets at no cost as a result of an obligation associated with a contractual lot that had been completed prior to the acquisition. This contractual obligation originated several years prior to our acquisition of Vought on a completed contractual lot. As a result, we concluded that this was an incremental error impacting the purchase price allocation and corrected goodwill as of March 31, 2012.
Gross Error and Tax Effect of Immaterial Error
The immaterial error consisted of gross errors of $18,502 and a deferred tax effect of $7,005 resulting in a net adjustment to goodwill of $11,497. The Company determined that it was necessary to distinguish within its disclosures and presentation those adjustments that related to the measurement period adjustments recognized in accordance with ASC 805 versus immaterial error corrections identified after the end of measurement period.
Rollforward of Goodwill from the Acquisition of Vought

		Acquired Goodwill
Provisional balance, March 31, 2011		$1,041,724
Measurement period adjustments*		(14,961)
Completed purchase price allocation, June 30, 2011		1,026,763
Gross errors - recorded during fiscal 2012	18,502
Deferred tax effect of errors - recorded during fiscal 2012	(7,005)
		11,497
Goodwill, adjusted for error corrections		$1,038,260
* Information supporting the measurement period adjustments was previously provided in our letter dated May13, 2013.

Mr. Lyn Shenk
May 24, 2013

In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to the undersigned at (610) 251-1000.
Thank you for your cooperation.
Sincerely,

_/s/ M. David Kornblatt________________
M. David Kornblatt
Executive Vice President, Chief Financial Officer